Mail Stop 3561

December 5, 2007

By U.S. Mail and facsimile to (404) 506-0544

David M. Ratcliffe
Chairman, President and Chief Executive Officer
The Southern Company
30 Ivan Allen Jr. Boulevard, N.W.
Atlanta, GA 30308

> **Re: The Southern Company**
> **Definitive 14A**
> **Filed April 11, 2007**
> **File No. 1-03526**

Dear Mr. Ratcliffe:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

Sincerely,

Ellie Quarles
Special Counsel

cc: Patricia L. Roberts